EXHIBIT 99.4

KPMG LLP Chartered Accountants 600-128 4th Avenue South Saskatoon Saskatchewan S7K 1M8 Canada	Telephone Fax Internet	(306) 934-6200 (306) 934-6233 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Claude Resources Inc.

We consent to the inclusion in this annual report on Form 40-F of:

•
our auditors' report dated March 27, 2009 on the consolidated balance sheets of Claude Resources Inc. ("the Company") as at December 31, 2008 and 2007, and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity, and cash flows for the years then ended,

•	our Report of Independent Registered Public Accounting Firm dated March 27, 2009 on the Company’s internal control over financial reporting as of December 31, 2008,

•	our auditors' report on reconciliation to United States GAAP dated March 27, 2009, and

•
our Comments by Auditors for US Readers on Canada-US Reporting Differences dated March 27, 2009 each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2008.

Chartered Accountants

/s/ KPMG LLP
Saskatoon, Canada March 27, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.
KPMG Canada provides services to KPMG LLP.